No Act
P.E. 3-8-06



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06066232

JAN 2 2 2007

March 15, 2006

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/15/2006

Re: The Boeing Co.
Incoming letter dated March 8, 2006

Dear Ms. Morgan:

This is in response to your letters dated March 8, 2006 and March 9, 2006 concerning the shareholder proposal submitted to Boeing by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated March 9, 2006. On February 3, 2006, we issued our response expressing our informal view that Boeing could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now seems to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(10). We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment. In this regard, however, we further note that the action contemplated by the subject proposal is qualified by the phrase "if practicable" and that the company has otherwise substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).



PROCESSED
JAN 2 2 2007
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Acting Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

12927



J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

March 8, 2006

VIA EMAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Email Address: cfletters@sec.gov

Re: Request for Reconsideration by The Boeing Company
Shareholder Proposal Concerning Shareholder Rights Plans Submitted by Ray Chevedden for Inclusion in The Boeing Company 2006 Proxy Statement
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We are in receipt of the response dated February 3, 2006 (the "***Staff Response***") from the Staff of the Division of Corporation Finance (the "***Staff***") to our no-action letter request dated December 27, 2005 (the "***No-Action Request***"). The No-Action Request set forth grounds for omission of a shareholder proposal (the "***Proposal***") relating to shareholder rights plans submitted to The Boeing Company (the "***Company***" or "***Boeing***") by Ray Chevedden (the "***Proponent***"), who has appointed John Chevedden to act as his representative. The Proponent submitted the Proposal for inclusion in the Company's 2006 proxy statement and form of proxy (the "***2006 Proxy Materials***"). The Company sought exclusion of the Proposal under Rule 14a-8(i)(10) on the grounds that the Proposal had been substantially implemented by the Company. The Staff Response and the No-Action Request are attached to this letter as **Exhibit A.**

We are submitting this supplemental letter (the "***Request for Reconsideration***") to respectfully request that the Staff reconsider its disposition of the No-Action Request. We believe that reconsideration is warranted for the reasons set forth in the letter dated March 1, 2006 (the "***Bristol-Myers Letter***") submitted by Gibson Dunn & Crutcher, LLP on behalf of its client Bristol-Myers Squibb Company ("***Bristol-Myers***"), a copy of which is attached as **Exhibit B.** We also join in Bristol-Myers' request that, should the Staff not reverse its position, the Staff refer this matter to the Securities and Exchange Commission (the "***Commission***") for review pursuant to 17 C.F.R. § 202.1(d) because it involves both "matters of substantial importance" and "novel or highly complex" issues. As noted in the Bristol-Myers Letter, we are one of several companies, including Borders Group, Inc., Electronic Data Systems Corporation, Honeywell International, Inc., and The Home Depot, Inc., that are requesting reconsideration of the Staff's responses with respect to similar proposals the Proponent's representative has submitted to them.

We specifically concur with the Bristol-Meyers Letter in the belief that "Staff reconsideration or Commission reversal is warranted because the express language of the Proposal recognizes that the Company may take action other than amending its Restated Certificate of Incorporation or Bylaws to implement the Proposal. Moreover, the Staff Response narrowly interpreted the "substantially implement" standard in Rule 14a-8(i)(10) in a manner that (1) is inconsistent with the Proposal and Staff precedent, (2) is inconsistent with the history, purpose and application of Rule 14a-8(i)(10), and (3) will result in this exclusion becoming a nullity."

In this regard, we note that despite the Company's adoption of a policy that addresses the essential objectives of these proposals—a shareholder vote on any new poison pill, and despite the Staff's having granted the Company no-action relief with respect to proposals identical in all material respects to the Proposal (*see The Boeing Company* (Mar. 15, 2004) and *The Boeing Company* (Mar. 9, 2005), the Proponent's representative has continued to present shareholder proposals that contain only slight variations in language. Thus, we concur with the Bristol-Meyers letter in the belief that "Staff reconsideration or Commission reversal is necessary to avoid abuse of the Rule 14a-8 process."

By attaching the Bristol-Myers Letter, we avoid repeating the analysis provided therein, but respectfully advise the Staff that we concur in such analysis.

In making this request, we note that the facts underlying the Company's Request for Reconsideration are substantially identical to those addressed in the Bristol-Myers Letter. In particular, we advise the Staff as follows:

(i) The Proposal is identical in all material respects to that received by Bristol-Myers;

(ii) Like Bristol-Myers, the Company does not currently have a shareholder rights plan in effect and has adopted a policy on shareholder rights plans (the "***Policy***") identical in all material respects to that of Bristol-Myers;

(iii) Like Bristol-Myers, the Company is incorporated in the State of Delaware;

(iv) Like Bristol-Myers, the Company's Board of Directors has the power and authority under its constituent documents to make, alter or repeal the Company's By-Laws, and such power and authority are not limited in any way with respect to the subject matter of the Proposal; and

(v) Like Bristol-Myers, the Company requested the Staff's concurrence that, as permitted by Rule 14a-8(i)(10), the Proposal is excludable from the Company's 2006 Proxy Materials on the basis that the Company had substantially implemented the Proposal.

In accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter and its attachments via email and overnight courier to the Proponent's representative.

As the Company may begin printing its definitive 2006 Proxy Materials as soon as March 15, 2006, we respectfully request that we be notified of the Staff's position prior to that date.

*****

If the Staff has questions or requires additional information with respect to this Request for Reconsideration, please contact the undersigned at (206) 359-8447.

Very truly yours,



J. Sue Morgan

JSM:lml
Enclosures

cc: John Chevedden, Via Email and Overnight Courier
Mark R. Pacioni, The Boeing Company

Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Alan L. Beller, Director, Division of Corporation Finance
Martin Dunn, Deputy Director, Division of Corporation Finance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F Street NE, Washington, D.C. 20549-3010



David M. Lynn, Chief Counsel

FACSIMILE COVER SHEET

DATE:	February 3, 2006	**No. of Pages** (including this cover sheet): 2	
TO:	J. Sue Morgan Perkins Coie LLP	**FROM:**	Mary Beth Breslin Special Counsel
FAX:	206-359-9000	**PHONE:** **FAX:**	(202) 551-3500 (202) 772-9201
CC:	John Chevedden		
FAX:	310-371-7872		

MESSAGE

RE: The Boeing Company – Shareholder Proposal Submitted by Ray Chevedden (John Chevedden, proxy)

February 3, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 15, 2005

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be redeemed unless it is approved by the affirmative vote of holders of a majority of shares after the poison pill is adopted by the board.

We are unable to concur with your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe Boeing may exclude the proposal under rule 14a-8(i)(10).

Sincerely,



Geoffrey M. Ossias
Attorney-Adviser



J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

December 27, 2005

VIA EMAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street NE
Washington, D.C. 20549-2001

**Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by Ray Chevedden, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2006 Proxy Statement
Supplement to Letter Dated December 15, 2005**

Dear Sir or Madam:

By letter dated December 15, 2005, we informed you of the intention of our client, The Boeing Company ("***Boeing***" or the "***Company***"), to omit from its proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2006 Annual Meeting (the "***2006 Proxy Statement***") a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from Ray Chevedden, with John Chevedden as proxy (the "***Proponent***" or "***Mr. John Chevedden***"). The Proposal, which Boeing received on October 25, 2005, was attached to our original letter as Exhibit A.

The argument raised in our original letter was that the proposal could be omitted under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. In furtherance of that argument we wish to include additional analysis supporting the conclusion that Boeing has substantially implemented the Proposal notwithstanding Boeing's implementation of the proposal through a corporate governance policy rather than an amendment to its charter or bylaws.

In accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this supplemental letter.

Also, in accordance with Rule 14a-8(j) we are simultaneously forwarding a copy of this supplemental letter via email and overnight courier to Mr. John Chevedden as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials. Mr. Ray Chevedden's letter to the Company submitting the Proposal appoints Mr. John Chevedden as proxy to act on behalf of Mr. Ray Chevedden in shareholder matters, including the Proposal. Mr. Ray Chevedden's letter also requests that all future communications be directed to Mr. John Chevedden. The Company presently intends to file its definitive proxy materials on March 17, 2006, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this supplemental letter is being submitted not less than 80 calendar days before the Company will file its definitive 2006 Proxy Statement with the Commission.

Additional Analysis

As discussed in our original letter, we believe that the Proposal may be properly excluded from the 2006 Proxy Statement pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. We noted in our original letter that the Proposal is substantially similar to the proposal the Proponent submitted to the Company last year (the "***Prior Proposal***"), where the staff of the Division of Corporate Finance (the "***Staff***") concurred in the exclusion of the proposal. *See The Boeing Co.* (Mar. 9, 2005). The Proposal differs from the Prior Proposal only in certain nonsubstantive differences in timing (the Proposal calls for a shareholder vote as soon as practicable while the Prior Proposal called for a shareholder vote within four months) and in the manner of implementation: the Proposal requests that "[i]f practicable the substance of this proposal should be included in our charter or bylaws," whereas the Prior Proposal requested that the Company "formalize [the proposal] as corporate governance policy or bylaw." We believe the fact that Boeing has addressed the substance of the Proposal through a policy statement adopted by the Company's Board of Directors (the "***Policy Statement***") that is included in the Company's Corporate Governance Principles rather than a bylaw does not alter the conclusion that Boeing has substantially implemented the Proposal. The procedures set forth in the Company's Policy Statement (including that for any shareholder rights plan adopted without shareholder approval, the Board, within one year, must submit the plan to a vote of the shareholders or redeem the plan or cause it to expire) operate in the same manner regardless of whether they are set forth in a policy or in the Company's bylaws or charter. In addition, a bylaw setting forth such procedures, like a policy, can be changed by future Board action without shareholder approval.

The Staff has previously held that a proposal may be implemented in a manner other than that preferred by the proponent. *See, e.g., Intel Corp.* (Feb. 14, 2005) (concurring that a proposal calling for a company policy to expense stock options had been substantially implemented through an accounting rule change); *Archon Corp.* (Mar. 10, 2003) (concurring that a proposal requesting special election to fill a board vacancy had been substantially implemented when the board had exercised its authority to fill the board vacancy).

We are aware that in certain instances the Staff has not concurred that a company could exclude a proposal that requested that a governance change be effected through a certificate of incorporation or bylaw when the company sought to effect the governance change through another mechanism. *See, e.g., PG&E Corp.* (Feb. 28, 2002). We believe that the PG&E letter failed to take into account the development that various Commission rules now recognize that significant corporate governance principles may be implemented by means other than a company's certificate of incorporation or bylaws. For example, the significance of board committee charters is recognized under Item 7(d) of Schedule 14A (relating to disclosure of nominating and audit committee charters). Likewise, codes of ethics are governance documents that are recognized under Item 406 of Regulation S-K.

Moreover, if the "substantially implemented" standard under Rule 14a-8(i)(10) were applied too stringently, such that the only thing a proponent had to do to avoid having a proposal excluded were to request that it be implemented in a specific way, the "substantially implements" standard would be eviscerated. *See, e.g., General Motors* (Mar. 4, 1996) (where the SEC granted relief to a company arguing that "[i]f the mootness requirements of paragraph (c)(10) were applied too strictly, the intention of paragraph (c)(10)–permitting exclusion of 'substantially implemented' proposals–could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice"). This is similar to the case here where the Proponent merely changed the language from the Prior Proposal, which had requested the board to "formalize [the proposal] as a corporate governance policy or bylaw consistent with the governing documents of our company," to now include the proposal in the "charter or bylaws" if practicable. As the Staff has previously recognized, a determination on whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal," not on where those policies, practices or procedures are embodied. *See Texaco, Inc.* (Mar. 28, 1991).

The Staff has previously held that a proposal may be implemented in a manner other than that preferred by the proponent. *See, e.g., Intel Corp.* (Feb. 14, 2005) (concurring that a proposal calling for a company policy to expense stock options had been substantially implemented through an accounting rule change); *Archon Corp.* (Mar. 10, 2003) (concurring that a proposal requesting special election to fill a board vacancy had been substantially implemented when the board had exercised its authority to fill the board vacancy).

We are aware that in certain instances the Staff has not concurred that a company could exclude a proposal that requested that a governance change be effected through a certificate of incorporation or bylaw when the company sought to effect the governance change through another mechanism. *See, e.g., PG&E Corp.* (Feb. 28, 2002). We believe that the PG&E letter failed to take into account the development that various Commission rules now recognize that significant corporate governance principles may be implemented by means other than a company's certificate of incorporation or bylaws. For example, the significance of board committee charters is recognized under Item 7(d) of Schedule 14A (relating to disclosure of nominating and audit committee charters). Likewise, codes of ethics are governance documents that are recognized under Item 406 of Regulation S-K.

Moreover, if the "substantially implemented" standard under Rule 14a-8(i)(10) were applied too stringently, such that the only thing a proponent had to do to avoid having a proposal excluded were to request that it be implemented in a specific way, the "substantially implements" standard would be eviscerated. *See, e.g., General Motors* (Mar. 4, 1996) (where the SEC granted relief to a company arguing that "[i]f the mootness requirements of paragraph (c)(10) were applied too strictly, the intention of paragraph (c)(10)–permitting exclusion of 'substantially implemented' proposals–could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice"). This is similar to the case here where the Proponent merely changed the language from the Prior Proposal, which had requested the board to "formalize [the proposal] as a corporate governance policy or bylaw consistent with the governing documents of our company," to now include the proposal in the "charter or bylaws" if practicable. As the Staff has previously recognized, a determination on whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal," not on where those policies, practices or procedures are embodied. *See Texaco, Inc.* (Mar. 28, 1991).

We also note that with respect to another ground for exclusion, Rule 14a-8(i)(11), the Staff has consistently concluded that differences in implementation methodology do not alter the core issues and principles that are the standard for determining substantial duplication, and we contend that the same approach should be taken with respect to implementation methodology under Rule 14a-8(i)(10). *See, e.g., Comcast Corp.* (Mar. 22, 2005) (concluding that a proposal asking the board to submit to shareholders an amendment of the articles of incorporation requiring that the chairman of the board be an independent director who has not previously served as an executive officer was substantially duplicative of an earlier received proposal requesting the board to adopt a resolution requiring that the chairman have no management duties, titles or responsibilities); *Sempra Energy* (Jan. 23, 2004) (concluding that a proposal urging the board to adopt a bylaw amendment requiring an independent board chairman was substantially duplicative of an earlier received proposal recommending that the chairman of the board be an independent director); *EMCOR Group Inc.* (May 16, 2000) (concluding that a proposal to amend the bylaws to require the redemption of outstanding shareholder rights was substantially duplicative of an earlier received proposal requesting the board to redeem the rights).

Based on the analysis and precedent set forth above, we believe that the Policy Statement manner of addressing shareholder rights plans substantially implements the Proposal.

*****

We also note that with respect to another ground for exclusion, Rule 14a-8(i)(11), the Staff has consistently concluded that differences in implementation methodology do not alter the core issues and principles that are the standard for determining substantial duplication, and we contend that the same approach should be taken with respect to implementation methodology under Rule 14a-8(i)(10). *See, e.g., Comcast Corp.* (Mar. 22, 2005) (concluding that a proposal asking the board to submit to shareholders an amendment of the articles of incorporation requiring that the chairman of the board be an independent director who has not previously served as an executive officer was substantially duplicative of an earlier received proposal requesting the board to adopt a resolution requiring that the chairman have no management duties, titles or responsibilities); *Sempra Energy* (Jan. 23, 2004) (concluding that a proposal urging the board to adopt a bylaw amendment requiring an independent board chairman was substantially duplicative of an earlier received proposal recommending that the chairman of the board be an independent director); *EMCOR Group Inc.* (May 16, 2000) (concluding that a proposal to amend the bylaws to require the redemption of outstanding shareholder rights was substantially duplicative of an earlier received proposal requesting the board to redeem the rights).

Based on the analysis and precedent set forth above, we believe that the Policy Statement manner of addressing shareholder rights plans substantially implements the Proposal.

*****

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel, The Boeing Company



J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE 206.359.8000
FAX 206.359.9000
www.perkinscoie.com

December 15, 2005

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Concerning Shareholder Rights Plans Submitted by Ray Chevedden, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2006 Proxy Statement**

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On October 25, 2005, Boeing received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from Ray Chevedden, with John Chevedden as proxy (the "***Proponent***" or "***Mr. John Chevedden***"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2006 Annual Meeting (the "***2006 Proxy Statement***").

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as ***Exhibit A***.

Also, in accordance with Rule 14a-8(j) we are simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to Mr. Ray Chevedden and Mr. John Chevedden as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials. Mr. Ray Chevedden's letter to the Company submitting the Proposal appoints Mr. John Chevedden as proxy to act on behalf of Mr. Ray Chevedden in shareholder matters, including the Proposal. Mr. Ray Chevedden's letter also requests that all future communications be directed to Mr. John Chevedden. The Company presently intends to file its definitive proxy materials on March 17, 2006, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2006 Proxy Statement with the Commission.

The Proposal

The Proposal relates to shareholder rights plans and states, in relevant part:

> *RESOLVED: Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.*

Summary of Basis for Exclusion

We have advised Boeing that it may properly exclude the Proposal from the 2006 Proxy Statement and form of proxy pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Explanation of Basis for Exclusion

Under Rule 14a-8(i)(10), a company may exclude a proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (Aug. 16, 1983), at E.6. The purpose of the exclusion is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. SEC Release No. 34-12598 (July 7,

1976). Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the company's actions in order for the shareholder's proposal to be excluded. Exchange Act Release No. 20091 (Aug. 16, 1983) at E.6. It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Humana, Inc.* (Feb. 27, 2001) (Staff concurring that a proposal that recommended that the company establish a nominating committee of "independent directors" was substantially implemented even though the company's definition of "independence" differed somewhat from the proponent's more restrictive approach); *Masco Corp.* (Mar. 29, 1999) (proposal requesting that the company establish specified qualifications for outside directors, including that such directors have no other relationship with the company, was excludable as substantially implemented even though the company's policy proscribed only relationships that were "material" in the board's judgment).

The Company's policy "substantially implements" the Proposal, and therefore the Proposal is excludable under Rule 14a-8(i)(10). The Company does not currently maintain a shareholder rights plan. The Company's policy, adopted by the Company's Board of Directors (the "***Board***") on February 23, 2005 (the "***Policy Statement***") and attached as ***Exhibit B***, provides as follows:

> Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending on the circumstances, the Board shall submit the adoption of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall be approved by a majority of the independent members of the Board. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a vote of the shareholders or redeem the plan or cause it to expire.

The Company has included the Policy Statement in its Corporate Governance Principles, which are available on the Company's website.

Last year, Mr. Ray Chevedden, with Mr. John Chevedden acting as proxy, submitted a substantially similar proposal (the "***Prior Proposal***") to the Company, which stated:

> *RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.*

The Staff concurred in the exclusion of the Prior Proposal on the grounds that the Policy Statement substantially implemented the Prior Proposal. *See The Boeing Co.* (Mar. 9, 2005) ("***2005 Boeing***"). We do not believe there are any meaningful differences between the Proposal and the Prior Proposal. Therefore, we believe that the Policy Statement substantially implements the Proposal.

Omission of the Proposal under Rule 14a-8(i)(10) would be consistent with the position taken by the Staff in several other no-action letters where the company had adopted a shareholder rights plan policy statement that addressed both (i) a fiduciary out for the directors to adopt shareholder rights plans without prior shareholder approval and (ii) shareholder approval or ratification and/or redemption or expiration within a specified time period. *See General Motors Corp.* (Mar. 14, 2005) ("*General Motors*") (proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . if the board acts on its own to adopt a rights plan . . . such rights plan will be submitted by the Board within 12 months . . . to a vote by the stockholders"); *Allegheny Energy, Inc.* (Mar. 9, 2005) ("*Allegheny*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a rights plan is adopted by the Board without prior stockholder approval, the plan must provide that it shall expire within one year of adoption unless ratified by stockholders"); *The Home Depot, Inc.* (Mar. 7, 2005) ("*Home Depot*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year . . . [a]bsent such ratification, the stockholders rights plan will expire on the first anniversary of its effective date"); *Electronic Data Systems Corp.* (Mar. 2, 2005) ("*EDS*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a Rights Plan is adopted by the EDS Board without prior shareholder approval, however, the Plan must provide that it shall expire within one year of adoption unless ratified by shareholders"); *Raytheon Co.* (Jan. 26, 2005) ("*Raytheon*") (where proposal called for policy that "any future poison pill be redeemed or put to a shareholder vote within 4-months," and company policy stated that "in the exercise of its fiduciary duties . . . [i]f a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders").

We note that the Staff granted relief in *General Motors*, *Allegheny*, *2005 Boeing*, *Home Depot*, *EDS* and *Raytheon* even though the company shareholder rights plan policies differed from the proposals with regard to the time period in which a shareholder rights plan must be submitted to the shareholders for a vote. The Staff has also granted relief where the proposal called for the submission of a shareholder rights plan to a vote of shareholders as soon as possible but the company policy statement provided for up to one year. *See, e.g., Bristol-Myers Squibb Co.* (Feb. 11, 2004) ("*Bristol-Myers*") (where proposal sought to require that any rights plan adopted by the board be submitted to a shareholder vote "at the earliest possible shareholder election" and the company policy provided that any rights plan adopted without shareholder approval "shall expire unless ratified by the stockholders within one year of adoption"). In permitting these proposals to be excluded, the Staff has not emphasized the specific time period within which the matter must be submitted to the shareholders for a vote. Here, the Proposal asks for a shareholder vote "as soon as may be practicable" whereas the Policy Statement provides that "[i]f the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a vote of the shareholders or redeem the plan or cause it to expire." We submit that the Policy Statement effectively fully implements the Proposal, rendering it moot and thus excludable under Rule 14a-8(i)(10). As the Company's Board has done, the company boards in *General Motors*, *Allegheny*, *2005 Boeing*, *Home Depot*, *EDS*, *Raytheon* and *Bristol-Myers* adopted policies requiring that, if the board adopts a shareholder rights plan without shareholder approval, the plan will be submitted to shareholders for approval or ratification and/or redeemed or caused to expire within a specified time period. We also note that recently the Staff denied, on Rule 14a-8(i)(10) grounds, no-action requests regarding shareholder proposals relating to shareholder rights plans. *See Alaska Air Group, Inc.* (Mar. 17, 2005); *AT&T Corp.* (Jan. 24, 2005); *PG&E Corp.* (Mar. 25, 2005). We believe these no-action letters are distinguishable from our request and other prior grants of no-action relief.

The purpose of the Rule 14a-8(i)(10) exclusion is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. SEC Release No. 34-12598 (July 7, 1976). In our view, the Company's Board has substantially implemented the Proposal by having already adopted the Policy Statement. Accordingly, we believe the Company may exclude the Proposal in its entirety because the Proposal has been substantially implemented.

*****

For the foregoing reasons, we believe the Proposal may be omitted from the 2006 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

Enclosures

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

EXHIBIT A

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312-544-2710

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. The Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,



10-23-05
Date

Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312 544-2082
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

[October 25, 2005]
3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.

According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it could be required to take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board promptly terminated their poison pill because our board could turnaround and readopt their poison pill after terminating it.

According to papers filed with the Securities and Exchange Commission, Ray T. Chevedden of Los Angeles submitted a 2005 edition of this proposal topic.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Stock Value

If a poison pill makes our stock difficult to sell at a profit – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Notes:
The above format is the format submitted and intended for publication.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

EXHIBIT B

Assistant Secretary's Certificate

I, Mark R. Pacioni, hereby certify that I am the Assistant Secretary of The Boeing Company (the "Company"), a Delaware corporation, and that the attached is a true and correct copy of the Shareholder Rights Plan adopted by the Company's Board of Directors by unanimous written consent on February 23, 2005.

IN WITNESS WHEREOF, I have hereunto subscribed my name.

Mark R Pacioni

Mark R. Pacioni

Dated: February 28, 2005

Shareholder Rights Plan

Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall be approved by a majority of the independent members of the Board. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, either submit the plan to a vote of the shareholders or redeem the plan or cause it to expire.

Exhibit B

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

AGoodman@gibsondunn.com

March 1, 2006

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Request for Reconsideration by Bristol-Myers Squibb Company*
Stockholder Proposal of Charles Miller
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client Bristol-Myers Squibb Company (the "Company"), we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its response dated January 27, 2006, denying the Company no-action relief with respect to a stockholder proposal and a statement in support thereof (the "Proposal") received from Dr. Charles Miller (the "Proponent"), who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal. Should the Staff not reverse its position, we respectfully request that the Staff refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves both "matters of substantial importance" and "novel or highly complex" issues for the reasons discussed below. The Proponent submitted the Proposal for inclusion in the Company's proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials").

The Company has authorized us to advise you that the following companies also concur with this request for reconsideration and will submit their own letters to that effect:

- The Boeing Company;
- Borders Group, Inc.;
- Electronic Data Systems Corporation;
- The Home Depot, Inc.; and
- Honeywell International Inc.

We believe that Staff reconsideration or Commission reversal is warranted because the express language of the Proposal recognizes that the Company may take action other than amending its Restated Certificate of Incorporation or Bylaws to implement the Proposal. Moreover, the Staff Response narrowly interpreted the "substantially implement" standard in Rule 14a-8(i)(10) in a manner that (1) is inconsistent with the Proposal and Staff precedent, (2) is inconsistent with the history, purpose and application of Rule 14a-8(i)(10), and (3) will result in this exclusion becoming a nullity. In this regard, as discussed below, the Proposal is the fourth stockholder proposal concerning poison pills submitted to the Company by the Proponent's representative in the last five years. Despite the Company's adoption of a policy that addresses the essential objective of these proposals – a stockholder vote on any new poison pill – the Proponent's representative has persisted in presenting stockholder proposals that contain only slight variations in language. Thus, we believe that Staff reconsideration or Commission reversal is necessary to avoid abuse of the Rule 14a-8 process.

BACKGROUND

I. The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable." This is the fourth year that the Proponent's representative has represented a stockholder who submitted a poison pill stockholder proposal to the Company. As discussed below, the Company responded to stockholder votes on these proposals in 2002 and 2003 by adopting a policy addressing poison pills. In 2004, the Staff concurred that a similar poison pill proposal was excludable under Rule 14a-8(i)(10) because the Company's policy substantially implemented it. *See Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (Recon.). The Company did not receive a similar proposal in 2005.

II. The Company's Policy on Poison Pills

The Company does not have in place a stockholder rights plan, which is sometimes referred to as a "poison pill." Moreover, on December 9, 2003, the Company's Board adopted a corporate governance policy regarding poison pills (the "Company Policy").

The Company Policy is as follows:

Board Policy on Stockholder Rights Plan

It is the company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a rights plan without delay.

If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholders within one year of adoption.[1]

III. Precedent on Poison Pill Stockholder Proposals

The Proposal is the most recent variation in a line of proposals that have been submitted by stockholders who designated Mr. Chevedden as their representative. Over the last several years, in response to the corporate governance concerns reflected by these proposals and other similar proposals, dozens of public companies have determined to redeem or not to renew poison pills.[2] In addition, companies that redeemed their poison pills and companies that did not have a poison pill in place have adopted policies to the effect that the company will not adopt a poison pill unless that pill is submitted to a stockholder vote. As a result of these corporate governance initiatives by companies, the Staff has consistently concurred for at least the last two years that companies that have redeemed any existing poison pill and adopted a policy similar to the Company Policy may exclude stockholder proposals such as the Proposal under Rule 14a-8(i)(10).

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[1] http://www.bms.com/aboutbms/corporate_governance/content/data/additpol.html.

[2] For example, 136 companies have redeemed their poison pills since January 1, 2003, including 49 companies in the S&P 500. *See* SharkRepellent.net (searched on February 22, 2006).

In *AutoNation, Inc.* (avail. Mar. 5, 2003), the Staff first concurred that a policy such as the Company Policy substantially implemented a proposal such as the Proposal. Later that same year in *Hewlett Packard Co.* (avail. Dec. 24, 2003), a stockholder represented by Mr. Chevedden submitted a proposal requesting that the company "submit the adoption, maintenance or extension of any poison pill to a shareholder vote" and subsequently submit "dilution or removal of this proposal . . . to a shareholder vote at the earliest next shareholder election." Hewlett Packard indicated in a letter to the Staff that it intended to omit the proposal under Rule 14a-8(i)(10), noting that the company had earlier terminated its poison pill, and that the company's board had adopted a policy substantially similar to the Company Policy. Hewlett Packard's letter explained that the policy needed to allow its board to adopt a poison pill subject to a subsequent shareholder vote in order to satisfy directors' fiduciary duties. The no-action request also included an opinion of counsel confirming that, under Delaware law, adoption of the policy without a "fiduciary out" would "be vulnerable to challenge as disabling the Board from effectively exercising its statutory and fiduciary duties." The Staff concurred that Hewlett Packard could exclude the proposal under Rule 14a-8(i)(10) despite the fact that Hewlett-Packard's policy did not exactly mirror the proposal.

Since *AutoNation*, the Staff has in approximately 44 instances over the last three years granted no-action relief (including to the Company) with respect to similar proposals submitted by stockholders (the majority of whom had designated Mr. Chevedden as their representative) when the companies have adopted corporate governance policies similar to the Company Policy. *See, e.g., Verizon Communications Inc.* (avail. Feb. 16, 2006); *Sempra Energy* (avail. Jan. 25, 2006); *Southwest Airlines Co.* (avail. Mar. 31, 2004) (Recon.); *Borders Group, Inc.* (avail. Mar. 1, 2004); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (Recon.); *Bank of America Corp.* (avail. Mar. 1, 2004); *Honeywell International Inc.* (avail. Jan. 27, 2004); *Citigroup* (avail. Feb. 25, 2003). The stockholders represented by Mr. Chevedden have over this time proffered a number of variations in the wording of the proposals. For example, in *Kimberly-Clark Corp.* (avail. Dec. 22, 2004), the proposal requested that the board "redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable." In *Morgan Stanley* (avail. Mar. 14, 2005), the proposal requested that the board "adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board [and] formalize this as corporate governance policy or bylaw consistent with the governing documents of our company"). In *Verizon Communications Inc.* (avail. Feb. 16, 2006), the proposal asked the board to "adopt a rule that our Board will redeem any future ~~or current~~ poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable." Despite the variation in language, in *Kimberly-Clark, Morgan Stanley, Verizon Communications* and numerous other letters, the Staff repeatedly granted no-action relief under Rule 14a-8(i)(10), concurring that the proposal had been substantially implemented where the company did not have an existing poison pill and had adopted a corporate governance policy that (similar to the Company Policy) provides that any poison pill that the board, in the exercise of its fiduciary duties, determined to adopt in the future would be submitted to a stockholder vote within a specified time period. *See also Allegheny Energy Co.* (avail. Mar. 9, 2005); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005); *Electronic Data Systems Corp.* (avail. Mar. 2, 2005); *Genuine Parts Co.* (avail. Jan. 3, 2005). Likewise, in *General Motors* (avail. Mar. 14, 2005), the Staff concurred that the company's adoption of a policy like the Company Policy substantially implemented a stockholder proposal requesting adoption of a policy or a bylaw that any future poison pill be redeemed or submitted to a shareholder vote. Thus, while the text of subsequent stockholder proposals regarding poison pills varied as to procedural matters such as timing or presentation of any stockholder vote, the Staff recognized and concurred that the companies' action substantially implemented these proposals even if the policies adopted by the companies did not address these incidental matters. .

IV. The Company's Request for No-Action Relief and the Staff's Response

On December 23, 2005, the Company filed with the Staff a letter requesting that the Staff concur that the Company could properly exclude the Proposal from the 2006 Proxy Materials (the "Company Request"). A copy of the Company Request, including the Proposal, is attached hereto as Exhibit A. The Company Request stated that the Company does not have an existing poison pill and that the Company's board had adopted the Company Policy on December 9, 2003. The Company Request indicated the Company's belief that, based on Rule 14a-8(i)(10) and the foregoing precedent, the Company Policy substantially implemented the Proposal and, thus, requested the Staff to concur that the Proposal was excludable. The Proposal and the Company Policy are substantially similar to the stockholder proposals and company policies addressed in the numerous precedent discussed above, but for the fact that the Proposal states "Charter or bylaw inclusion if practicable."

On January 27, 2006, the Staff issued its response to the Company Request noting, "[w]e are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10)" (the "Staff Response"). While the Staff Response did not include any explanation for its position, the only manner in which the Company Policy may be viewed to vary from the Proposal is that the Proposal states "Charter or by law inclusion if practicable," while the Company Policy is a board corporate governance policy not included in the Company's Restated Certificate of Incorporation or Bylaws.[3] Thus, it appears that the Staff denied no-action relief to

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[3] The only other aspect of the Company Policy that differs from the Proposal is that the Proposal asks for a subsequent stockholder vote "as soon as practicable" while the Company Policy provides that a vote will occur "within one year" of any pill being adopted. However,
[Footnote continued on next page]

the Company under Rule 14a-8(i)(10) merely because the Company Policy was not set forth in the Company's Restated Certificate of Incorporation or Bylaws.

For the reasons discussed below, we believe that the Staff Response represents a dramatic and inappropriate shift in the Staff's long-history of recognizing that company action can substantially implement stockholder proposals seeking greater stockholder involvement with respect to poison pills.

ANALYSIS

I. Reconsideration is Warranted Because the Staff Response is Inconsistent with the Proposal and Precedent

For purposes of deciding whether a company's actions substantially implement a stockholder proposal under Rule 14a-8(i)(10), the Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991) (involving a proposal requesting the company to adopt a set of environmental guidelines which involve implementing operational and managerial programs as well as making provision for periodic assessment and review). The Staff's determination that companies could exclude various versions of proposals similar to the Proposal demonstrates the Staff's repeated concurrence that the essential objective of the Proposal is preventing the Company from adopting or maintaining a poison pill unless it has been submitted to a vote of stockholders. The Company Policy achieves this objective because it provides that any poison pill adopted without prior stockholder approval "shall expire unless ratified by stockholders within one year of adoption." Thus, the Company's policies, practices and procedures under the Company Policy "compare favorably" with those sought under the Proposal, because the Company Policy fully implements the essential policy of the Proposal. The primary difference between the Proposal and the Company Policy is the manner in which the Company Policy was implemented – through a Board-approved governance policy instead of a bylaw or certificate of incorporation amendment. We believe that this variation is not a valid basis for distinguishing the Company Policy from the Proposal, because (i) the Commission and

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[Footnote continued from previous page]

the Staff previously has concurred that the timing set forth in the Company Policy substantially implements the same timing requested by the Proposal. *See, e.g., Sempra Energy* (avail. Jan. 25, 2006) (concurring that the company substantially implemented a similar poison pill stockholder proposal requesting a stockholder vote "as soon as may be practicable" where the company policy provided for a vote "within 12 months").

Staff have both recognized that proposals can be "substantially implemented" by means other than that requested by the proponent, (ii) the Proposal itself reflects the fact that having a policy set forth in the certificate of incorporation or bylaws is not an essential element of the Proposal, but need only be effected "if practicable," and (iii) the Company Policy operates in the same manner regardless of where it is embodied.

Commission statements and Staff precedent under Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal be implemented "by the actions of management," observing, "it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Adoption of Amendments Relating to Proposals by Security Holders*, Exchange Act Rel. No. 19771 (Nov. 22, 1976). The focus of Rule 14a-8(i)(10) on whether "particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the means of implementation, was recently highlighted in *Intel Corp.* (avail Feb. 14, 2005). In the *Intel* no-action letter, the company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through FASB's adoption of Statement 123(R), requiring the expensing of stock options. Although the proponent vehemently asserted in correspondence with the Staff that adoption of the accounting standard was different than company adoption of a policy as requested under the proposal, the Staff concurred that the new accounting rule had substantially implemented the proposal.

The Proposal asks that the Board "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable." The Proposal further adds "Charter or by law inclusion *if practicable*" (*emphasis added*). Thus, the Proposal itself recognizes that implementation through the certificate of incorporation or bylaws is not a critical element of the Proposal, but need only be effected "if practicable." This language clearly permits the Company's Board to determine the best means to implement the Proposal. Moreover, this language clarifies that the goal of the Proposal is to provide for a stockholder vote on any future poison pills, even if the Company's Board determined that it was not practicable to effect that provision through an amendment to the Company's Restated Certificate of Incorporation or Bylaws. As Merriam-Webster's Thesaurus explains, the term "practicable" "implies that something may be effected by available means or under current conditions." For example, amending the Company's Restated Certificate of Incorporation in advance of the Company's 2006 Annual Meeting clearly was not an "available means" for the Company to effectuate the Proposal, because that action requires a stockholder vote. Given the Proposal's flexible language, and given the Company's determination that the best and most readily available means to implement the Proposal is through the Company Policy, we believe that it would not be appropriate, and would be inconsistent with Staff precedent, if the Staff concluded that the manner in which the Proposal was implemented affected whether the Company "substantially implemented" the Proposal.

Moreover, the Company Policy fully effectuates the Proposal because, regardless of whether embodied in a corporate governance policy, a bylaw or a charter provision, the Company Policy would operate in the same manner. In this regard, it is important to note that the subject matter of the Proposal is the conduct of the Company's Board, because under Delaware law only a company's board of directors has the ability to implement a poison pill. The Company Policy responds to and implements the Proposal by setting forth a process that must be followed by the Company's Board in considering and, if it determines to do so, implementing a poison pill. Those procedures are the same regardless of whether set forth in a corporate governance policy, certificate of incorporation or bylaw: the Company's Board will adopt a poison pill only if it first submits the poison pill to a stockholder vote, unless the Board determines, in the exercise of its fiduciary duties, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a rights plan without delay. In that case, the Company Policy provides that the poison pill will expire unless the Board submits it to a stockholder vote and stockholders ratify it within one year of adoption. The attached legal opinion from Potter Anderson & Corroon LLP (Exhibit B) confirms that, in that firm's opinion, under Delaware law the Board's duties, process and analysis under the Company Policy – that is, in determining whether to adopt a poison pill and whether to maintain the Company Policy – is the same regardless of whether the Company Policy is set forth in a corporate governance provision or in the Company's Restated Certificate of Incorporation or Bylaws.

For the foregoing reasons, we believe that under SEC and Staff interpretations of Rule 14a-8(i)(10), under the language of the Proposal itself, and under applicable state law, the Company Policy implements the Proposal, and accordingly request that the Staff reconsider its prior determination to the contrary.

II. Reconsideration is Warranted Because Denial of No-Action Relief Is Inconsistent with the History, Purpose and Application of Rule 14a-8(i)(10)

The Staff Response denying no-action relief with respect to the Proposal is inconsistent with the history and purpose of Rule 14a-8(i)(10) because it follows a "formalistic" form-over-substance approach that the Commission rejected in adopting the Rule. The purpose of this exclusion, as articulated by the Commission, is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 12,598 (July 7, 1976) (hereinafter, the "1976 Release"). In the case of the Proposal, the Company has acted favorably upon the matter through the Company Policy and thus stockholders should not have to consider the Proposal.

A review of the administrative history of Rule 14a-8(i)(10) illustrates the extent to which the Commission intended to reject a "formalistic" approach to this basis for excluding stockholder proposals. In 1976, the predecessor to Rule 14a-8(i)(10) was proposed by the Commission in order to codify a standard that had been applied by the Staff as a ground for exclusion, but which had not been specifically stated in the Rule. *See* The 1976 Release. The proposed rule provided that a company could exclude a stockholder proposal from its proxy statement "[i]f the proposal has been rendered moot." *Id.* Following adoption of the predecessor to Rule 14a-8(i)(10), the Staff narrowly interpreted the "rendered moot" standard by granting no-action relief only when proposals were "fully effected" by the company. *Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders,* Exchange Act Release No. 19,135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at § II.E.5. (Aug. 16, 1983) (hereinafter the "1983 Release"). Therefore, in 1983, the Commission adopted a change from the Staff's previous interpretation of the Rule to allow companies to exclude proposals that had been "substantially implemented." The 1983 Release. The Commission acknowledged that this interpretive change would "add more subjectivity to the application of the provision" but believed that the revision was necessary in order for the Staff to prevent stockholders from circumventing the purpose of the Rule by slightly varying their proposals. The 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998).

The Staff appears to be taking the position that the words, "Charter or bylaw inclusion if practicable," create a basis for distinguishing the Proposal from the approximately 44 times in the last three years where the Staff concurred that company policies similar to the Company Policy substantially implemented stockholder proposals similar to the Proposal. However, the operation of the Company Policy and – as discussed in the opinion of Potter Anderson – the Board's processes and fiduciary duty under the Company Policy are identical regardless of where the Company Policy is embodied. In this regard, we believe that the Staff's denial of no-action relief reflects an arbitrary and unjustified reliance on the form of the Proposal over the substance of the Company Policy. Thus, the Staff appears to be returning to a "formalistic," form-over-substance approach – previously rejected by the Commission in adopting the current version of Rule 14a-8(i)(10) – of requiring total compliance with a stockholder proposal in order for a company to "substantially implement" the proposal. Some have suggested that the Staff's position might be premised on the notion that including the language of the Company Policy in the certificate of incorporation or bylaws would provide stockholders additional rights under the Company Policy. While it is not clear that the Staff has indeed embraced such a distinction, we believe that it would be inappropriate for the Staff to do so, because it would be inconsistent with the Rule 14a-8(i)(10) standard of looking at the steps taken to implement a proposal, and would instead take into account hypothetical speculation that the company in the future may take an action that is inconsistent with its own policies.[4] *See, e.g., Johnson & Johnson, Inc.* (avail. Feb. 17, 2006) (concurring that existing policies and procedures substantially implement a proposal addressing future conduct); *Consumers Bancorp Inc.* (avail. Aug. 11, 2003) (concurring that the company substantially implemented a proposal requesting that directors of the company and its subsidiaries "not be compensated for service on the Board or its Committees" where the boards of the company and the subsidiaries passed resolutions eliminating all such compensation, even though they could restore such compensation in the future).

We recognize that the Staff previously has not concurred that a company could exclude a proposal that requested that a governance change be effected through a certificate of incorporation or bylaw when the company sought to effect the governance change through another mechanism. *See, e.g., Lucent Technologies Inc.* (avail. Oct. 28, 2004) (company policy providing for stockholder approval of golden parachutes did not substantially implement a stockholder proposal requesting a bylaw to that effect); *PG&E Corp.* (avail. Feb. 28, 2002) (company policy on confidential voting did not substantially implement a stockholder proposal requesting that the company amend its bylaws to require confidential voting). However, at least in the instant case, we believe that this distinction is inconsistent with the Commission's rejection of a "formalistic" approach to the substantially implement exclusion in Rule 14a-8(i)(10). The Company's Board, in the exercise of its fiduciary duties, determined that the best method of addressing the matter was to maintain the long-standing Company Policy rather than amend the Company's Restated Certificate of Incorporation or Bylaws. This distinction does not warrant the Company's stockholders having to address the matter that has "already been favorably acted upon by management." 1976 Release. Moreover, various Commission rules now recognize that significant corporate governance principles may be implemented by means

---

[4] We note that, because a company's board typically has the power to amend the company's bylaws, if a company had adopted a bylaw provision having the same terms as the Company Policy and later, in the exercise of its fiduciary duties, determined that it should act in a manner that might be viewed as inconsistent with the bylaw, the board would amend the bylaw so that its actions were not inconsistent with the bylaw. It is also important to note that stockholders have the ability to challenge the conduct of a board of directors in adopting or eliminating a rights plan even without the existence of a bylaw or governance policy. *See, e.g., Loventhal Account v. Hilton Hotels Corp.* 2000 WL 1528909 (Del. Ch., Oct. 10, 2000); *In re Gaylord Container Corp. Shareholders Litigation*, 753 A.2d 462 (Del. Ch., 2000); *KLM Royal Dutch Airlines v. Checchi*, 698 A.2d 380 (Del. Ch., 1997); *In re Sea-Land Corp. Shareholders Litigation*, 642 A.2d 792 (Del. Ch., 1993); *Moran v. Household Intern., Inc.*, 490 A.2d 1059 (Del. Ch., 1985).

other than a company's certificate of incorporation or bylaws. For example, the significance of board committee charters is recognized under Item 7(d) of Schedule 14A (relating to disclosure of nominating and audit committee charters). Likewise, codes of ethics are governance documents that are recognized under Item 406 of Regulation S-K.

III. Denial of No-Action Relief Would Render Rule 14a-8(i)(10) a Nullity

As noted above, in adopting amendments to the predecessor of Rule 14a-8(i)(10), the Commission expressly rejected a "formalistic" approach. It was concerned that proponents were successfully convincing the Staff to permit inclusion of proposals when the policy or practice implemented by the company differed from the proposal by only a few words. *See* The 1983 Release. This is exactly the result that will be achieved if the Proponent is permitted to include the Proposal in the Company's 2006 Proxy Materials. In the future, proponents will merely reference possible inclusion of a proposal's subject matter in the company's certificate of incorporation or bylaws and thereby evade the intent of Rule 14a-8(i)(10). Stockholders will then be forced to consider matters that "have already been favorably acted upon by the management." *See* 1976 Release.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff reconsider its position set forth in the Staff Response and concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Should the Staff not reverse its position, we respectfully request that the Staff refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves both "matters of substantial importance" and "novel or highly complex" issues for the reasons discussed below. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. As the Company will begin printing its 2006 Proxy Materials on or around March 20, 2006, we respectfully request that we be notified of the Staff's position prior to that date.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Vice President and Secretary, at (212) 546-4260.

Very truly yours,



Amy L. Goodman

ALG/ROM/eai

cc: Sandra Leung, Bristol-Myers Squibb Company
John Chevedden

Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Àcting Director, Division of Corporation Finance

70340687_8.DOC

Exhibit A



Sandra Leung
Vice President & Secretary

345 Park Avenue New York, NY 10154
Tel 212-546-4260 Fax 212-605-9622
sandra.leung@bms.com

December 22, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Charles Miller*
Represented by John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof received from Dr. Charles Miller (the "Proponent"), who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent and Mr. Chevedden, informing them of the Company's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to the Company only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. The Company hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or by law inclusion if practicable."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented the Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected."

The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the *essential objective* of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a stockholder proponent. *See* the 1983 Release; *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corporation* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999).

B. The Company's Policy

On December 9, 2003, the Company's Board of Directors approved a policy (the "Company Policy") that we believe substantially implements the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2006 Proxy Materials. The Company Policy is as follows:

> **Board Policy on Stockholder Rights Plan**
>
> It is the company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a rights plan without delay.
>
> If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholders within one year of adoption.

A copy of the Company Policy is attached hereto as Exhibit B.[1]

C. Analysis

The Company Policy substantially implements the Proposal because it addresses the essential objectives of the Proposal. The Proposal requests that the Board "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable." The Company Policy provides for stockholder approval prior to the Company's adoption of a stockholder rights plan, except under limited circumstances where the Board, with the concurrence of a majority of independent non-executive

[1] http://www.bms.com/aboutbms/corporate_governance/content/data/additpol.html.

members and in exercising its fiduciary duties, determines that adopting a rights plan without delay is in the best interest of the stockholders. Significantly, any plan adopted under such circumstances must provide that it shall expire unless ratified by stockholders within one year of adoption. Thus, the Company Policy differs from the Proposal only with regard to the length of time in which a rights plan adopted by the Board in the exercise of its fiduciary duties must be submitted to a stockholder vote. In this regard, the Company Policy compares favorably with the Proposal in addressing the essential objectives of the Proposal. We believe that, as a result of adopting the Company Policy, the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented it.

Staff precedent supports this analysis. Last year, the Staff permitted the Company to exclude a substantially similar proposal submitted by Mr. Nick Rossi, represented by Mr. Chevedden. In *Bristol Myers Squibb Co.* (avail. Feb. 11, 2004), the Staff concurred that a proposal requesting that any rights plan adopted by the Board be submitted to a stockholder vote "at the earliest possible shareholder election" was substantially implemented by the Company Policy since it requires any rights plan adopted without stockholder approval to expire unless ratified by stockholders within one year of adoption. In its response, the Staff specifically noted that the Company had adopted a policy that requires stockholder approval in adopting any rights plan. Accordingly, the Company Policy substantially implements the Proposal pursuant to Rule 14a-8(i)(10) just as the Company Policy substantially implemented the previous proposal.

In addition, the Staff has consistently permitted the exclusion of substantially similar proposals submitted to other companies with substantially similar stockholder rights policies pursuant to Rule 14a-8(i)(10). *See Raytheon Co.* (avail. Jan. 26, 2005); *Home Depot, Inc.* (avail. Mar. 7, 2005); *Safeway, Inc.* (avail. Apr. 1, 2004); *Hewlett-Packard Co.* (avail. Dec. 24, 2003).

Finally, the Company Policy substantially implements the Proposal to the greatest extent permitted under Delaware law. A stockholder rights policy that does not contain an exception for actions necessary for the Board to act in a manner required by its fiduciary duties, a so-called "fiduciary out," would be inconsistent with Delaware statutory and common law. *See, e.g., Home Depot, Inc.* (avail. Mar. 7, 2005); *Safeway, Inc.* (avail. Apr. 1, 2004); *Hewlett-Packard Co.* (avail. Dec. 24, 2003). Thus, the Board has taken all possible steps to implement the Proposal, and the Proposal is moot. As the Commission has stated, "the purpose of 14a-8(i)(10) is to avoid...shareholders having to consider matters which have already been favorably acted upon by management." Release No. 34-12598. Accordingly, as a result of the adoption of the Company Policy, the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented it.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its

2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,



Sandra Leung

Enclosures

cc: John Chevedden
Charles Miller

"EXHIBIT A"


NOV 2 1
SANDRA LEUNG

Charles Miller
23 Park Circle
Great Neck, NY 11024

Prof. Peter R. Dolan
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Prof. Dolan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Charles Miller — 11.8.05
Charles Miller — Date

cc: Sandra Leung, Corporate Secretary
PH: 212 546-4260
FX: 212 605-9622
FX: 212 546-4020

[November 19, 2005]
3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable.

Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated a new poison pill because our board could turnaround and readopt their poison pill.

58% yes-vote

Twenty (20) shareholder proposals on this topic won an impressive 58% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

We supported this proposal topic in 2003 with our 69% yes-vote. Our Board then adopted a policy to require shareholder approval of all poison pills. Paradoxically our Board then said they could override our vote. The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm responded by stating that it did not believe that our Board's policy constituted full implementation of the proposal.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Dr. Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

EXHIBIT B

Policy on Stockholder Rights Plan
It is the company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a rights plan without delay.

If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholders within one year of adoption.

GIBSON, DUNN & CRUTCHER LLP

Exhibit B



1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

March 1, 2006

Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Re: **Adoption of Bylaws and Policies**

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its response, dated January 27, 2006, denying no-action relief to Bristol-Myers Squibb Company, a Delaware corporation (the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") requesting that the Board of Directors of the Company (the "Board") "redeem any future or current poison pill, unless such poison pill is subject to a stockholder vote as a separate ballot item, to be held as soon as practicable. Charter or bylaw inclusion if practicable." The Board had previously addressed this topic through the adoption of a policy (the "Policy") requiring that (1) the Company seek stockholder approval in advance of the adoption of a rights plan, unless a majority of the independent non-executive members of the Board determines that it is in the best interests of stockholders to adopt a rights plan without delay and (2) if a rights plan is adopted without prior stockholder approval, it must provide that it will expire within one year of adoption unless ratified by stockholders.

In connection with your request for our opinion, we have reviewed copies of: (1) the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate"), (2) its Bylaws as amended to September 13, 2005 (the "Bylaws"), (3) the Proposal, (4) the Policy, which we assume was duly adopted by all required Board action in the form provided to us, (5) the letter, dated December 22, 2005, from Sandra Leung, Vice President and Secretary of the Company, to the Staff requesting concurrence with the Company's view that the Proposal may be excluded from the Company's 2006 proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, and (6) the response of the Staff, dated January 27, 2006.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinions as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinions as expressed herein. Moreover, for purposes of rendering the opinion set forth herein, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that, regardless of whether the Policy were implemented as a Board-enacted policy or through a Board-enacted amendment to the Company's Bylaws, the Board would be subject to the same duties under Delaware law and would be required in carrying out those duties to undertake the same analysis and to utilize the same decision making process in deciding whether to alter, amend or repeal the Policy.

The starting point for analysis is the Delaware General Corporation Law ("DGCL") itself. Absent an express provision in a corporation's certificate of incorporation to the contrary, Section 141(a) of the DGCL vests in the Board the authority to manage the corporate enterprise:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). This managerial authority includes the exercise of the Board's authority to adopt resolutions and policies.

The other statutory source of Board authority at issue here is Section 109(a) of the DGCL which provides, in pertinent part, that "any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors." Article EIGHTH, Section (b)(1) of the Company's Restated Certificate of Incorporation implements this authority, conferring on the Board the power to "make, alter, amend and repeal" the Bylaws. Section 55 of the Bylaws is consistent with this delegation of authority, expressly providing that, by a vote of a majority of the whole Board, the Board may make, alter, amend or repeal the Bylaws. Neither the Restated Certificate of Incorporation nor the Bylaws place any restrictions on the scope of the Board's authority in this regard.

In taking action in furtherance of its managerial authority, the board of directors may utilize a number of methods. Typically, a board takes action on specific matters through the adoption of resolutions. 8 W. Fletcher, Fletcher Cyclopedia of the Law of Private Corporations sec. 4166, at 595 (perm. Ed. Rev. vol. 2001). It may also act to establish a board policy, which tends to cover matters that are more forward-looking. In either case, the board of directors retains the authority to amend or rescind the action taken, absent some contractually binding agreement by the board restricting its ability to do so.[1] Chancellor Chandler recently described this proposition as an "elementary principle of corporate law." Unisuper Ltd v. News Corp., C.A. No. 1699-N, Chandler, C. (Del. Ch. Dec. 20, 2005).[2]

Case law is likewise clear that, where the board of directors is granted the authority to adopt, amend and repeal bylaws (as is the case here), the board has the unilateral power to exercise that authority. See Kidsco, Inc. v. Dinsmore, 674 A.2d 483, 492 (Del. Ch.) ("although the by-laws are a contract between the corporation and its stockholders, ... the contract was subject to the board's power to amend the by-laws unilaterally," and created a no "vested right" in stockholders that would prohibit such an amendment) (citation omitted), aff'd., 670 A.2d 1338 (Del. 1995) (TABLE); American Int'l Rent a Car v. Cross, 1984 WL 8204 (Del. Ch. May 9, 1984) (refusing to enjoin board's amendment of bylaw that had been submitted to stockholders because plaintiff did not meet its burden of rebutting presumption the board acted in the good faith belief its actions were in the best interests of corporation and its stockholders).

Regardless of the method by which the Board exercises its statutory authority, directors have an unyielding fiduciary duty to protect the interests of the corporation and to act in the best interests of the corporation's stockholders.[3] That unyielding fiduciary responsibility has

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[1] We are aware of no agreement by the Board limiting its ability to alter, amend or repeal the Policy, and we assume that no such agreement exists.

[2] More specifically, the Chancellor stated:

> This Court's statement about board policies in [In re General Motors (Hughes) Litig., 2005 WL 1089021 (Del. Ch. May 4, 2005)] simply reiterates an elementary principle of corporate law: If the board has the power to adopt resolutions (or policies), then the power to rescind resolutions (policies) must reside with the board as well. An equally strong principle is that: If a board enters into a contract to adopt and keep in place a resolution (or a policy) that others justifiably rely upon to their detriment, that contract may be enforceable, without regard to whether resolutions (or policies) are typically revocable by the board at will.

Unisuper, mem. op. at p. 13.

[3] E.g., Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985); Guth v. Loft, Inc., 5 A.2d 503, 510 (Del. 1939).

been characterized by the Delaware courts as involving a "triad" of duties: due care, good faith, and loyalty.[4] Those fundamental duties can best be summarized as follows:

The **duty of due care** requires directors to exercise that degree of care and prudence that would be expected of them in the management of their own affairs. In doing so, the duty of care requires directors to inform themselves of all reasonably available information that is material to their decisions and to take the time and opportunity to consider such information and to deliberate over their decisions.

The **duty of good faith** requires directors to base their decisions on considerations relevant to the corporation and all of its stockholders, and not to abdicate responsibility for ensuring that these considerations are taken into account. Good faith requires that directors act honestly, in the best interest of the corporation, and in a manner that is not knowingly unlawful or contrary to public policy.

The **duty of loyalty** requires a director to place the interest of the corporation and its stockholders first when making decisions that affect the corporation and generally prohibits a director from using his or her corporate position to realize personal gain at the expense of the corporation.

The Delaware Supreme Court has emphasized that this tripartite "fiduciary duty does not operate intermittently but is the constant compass by which all director actions for the corporation and interactions with its stockholders must be guided."[5] Therefore, in our opinion, if the Board were to consider altering, amending or repealing the Policy – whether it has been implemented through a Bylaw, a resolution, or a Board policy – the directors must satisfy the same fiduciary duties.[6]

Delaware Courts have applied these equitable fiduciary duty principles in the context of board action to amend bylaws. See Schnell v. Chris-Craft Industries, Inc., 285 A.2d 437 (Del. 1971) (applying equitable principles to invalidate board's amendment of bylaw governing annual meeting date.); Hubbard v. Hollywood Park Realty Enterprises, Inc., 1991 WL 3151 (Del. Ch. Jan. 14, 1991) (ordering board to waive application of otherwise valid advance

[4] Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998); Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 361 (Del. 1993) ("Technicolor II"). Some cases have questioned whether good faith is appropriately characterized as a separate duty, or whether it merely represents a different way to analyze directors' compliance with their duties of care and loyalty. See In re The Walt Disney Company Derivative Litig., C.A. No. 15452, Chandler, C. (Del. Ch. Aug. 9, 2005) ("Disney II"), mem. op. at 105-06. Nevertheless, as the Delaware Supreme Court has referred to a "triad" of duties, and the Chancellor in Disney II analyzed good faith separately from due care and loyalty, we have also addressed good faith as a separate "duty" in this opinion.

[5] Malone, 722 A.2d at 10.

[6] We do note, however, that, while the duties of the Board remain the same in all circumstances, the precise analysis required of the Board may vary depending on the context in which the action is taken. See McMullin v. Beran, 765 A.2d 910, 918 (Del. 2000).

notice by law). And in the recent Unisuper case, Chancellor Chandler applied the same fiduciary duty concepts in evaluating a claim relating to a board policy (although he ultimately dismissed the fiduciary duty claim on substantive grounds). Unisuper, mem. op. at p. 25.[7]

Accordingly, in our opinion, in making any future decision about whether to alter, amend or repeal the Policy, the Board's fiduciary duties under Delaware law would require the directors to focus on the same issues and analyze the same factors, whether it was considering an amendment to or repeal of a Bylaw or of a Board policy. That is, the Board would be required to:

- Obtain and consider all material information reasonably available to it under the circumstances then existing about the implications of the proposed action;

- If appropriate in the good faith business judgment of the Board to do so, consult with its advisors (both inside and outside the Company) as to the legal and practical aspects of its decision.

- If the action has "anti takeover" implications, determine to what threats the proposed action responds and whether the response is proportionate to that threat;[8] and

---

[7] We do not think that either the Unisuper trial court opinion referred to above or the Chancellor's earlier trial court opinion in the same case, Unisuper Ltd. v. News Corp. Ltd., C.A. No. 1699-N, Chandler, C. (Del. Ch. Dec. 20, 2005) ("Unisuper I"), represents a change in the Delaware law regarding the substance of policies relating to the adoption of "poison pill" rights plan such as the Policy. Among other things, the policy at issue in Unisuper and Unisuper I contained no restriction on the ability of the News Corp. board to adopt a rights plan in the first instance. Rather, it involved a vote requirement for the continuation of a rights plan adopted without a stockholder vote. Additionally, Unisuper involved allegations of a bargained-for exchange of promises between the News board and stockholders, who allegedly took action beneficial to News in reliance on the News board's commitment to take a number of actions, including adopting the policy at issue there. As we understand it, no such *quid pro quo* is involved here. For these reasons (among others), we think that the law prevailing prior to Unisuper I, which, in our view, requires a board adopting a policy restricting the board's ability to adopt a rights plan to include language permitting the board to adopt a rights plan without the delay attendant with a stockholder vote if required in the exercise of the directors' fiduciary duties, continues to be valid and to govern the permissible scope of such policies. See 8 Del. C. § 141(a); Quickturn Design Systems v. Shapiro, 721 A.2d 1281 (Del. 1998) (invalidating rights plan redemption restriction); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 953 (Del. 1985) (board has duty to "protect the corporate enterprise" from harm reasonably perceived).

[8] See Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985).

- Vote to approve or disapprove the action as the directors determine in good faith to be in the best interests of the Company and its stockholders.[9]

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than the Securities and Exchange Commission (the "SEC") and Gibson Dunn & Crutcher, the Company's outside counsel, in connection with any correspondence with the SEC for any purpose without our prior written consent, except that we agree that the companies listed in Gibson Dunn & Crutcher's letter to the Office of Chief Counsel of the Division of Corporation Finance of the SEC dated March 1, 2006 may refer to this letter in connection with their individual reconsideration requests directed to the SEC.

Very truly yours,

Potter Anderson & Corroon LLP

720627v4

[9] We note in this regard that the Board vote required to adopt or amend a Bylaw is different than that required to adopt or amend a policy. The vote to amend a Bylaw is the vote of a majority of the whole Board (see Bylaw 55) while the vote required to adopt or amend a policy is the vote of a majority of the directors present at a meeting at which a quorum is present, see Bylaw 20.



J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

March 9, 2006

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Email Address: cfletters@sec.gov

Re: Supplement to Request for Reconsideration by The Boeing Company Shareholder Proposal Concerning Shareholder Rights Plans Submitted by Ray Chevedden for Inclusion in The Boeing Company 2006 Proxy Statement
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We submitted a Request for Reconsideration on March 8, 2006, in which we requested the Staff's reconsideration of its disposition of our supplemental no-action letter request dated December 27, 2005. The no-action request set forth grounds for omission of a shareholder proposal (the "***Proposal***") relating to shareholder rights plans submitted to The Boeing Company (the "***Company***" or "***Boeing***") by Ray Chevedden (the "***Proponent***"), who has appointed John Chevedden to act as his representative. The Proponent submitted the Proposal for inclusion in the Company's 2006 proxy statement and form of proxy. The Company sought exclusion of the Proposal under Rule 14a-8(i)(10) on the grounds that the Proposal had been substantially implemented by the Company.

We are submitting this supplemental letter to file with the Staff all written communications we have received from the Proponent since we filed our supplemental no-action letter on December 27, 2006, which were inadvertently omitted from our March 8 filing. The correspondence consists of five emails, four addressed to the Staff (with courtesy copy to the Company) and one addressed to our office (requesting an additional copy of the supplemental no-action letter). Please find all correspondence attached to this letter as **Exhibit A.**

In accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter and its attachments via email and courier to the Proponent's representative.

* * * * *

If the Staff has questions or requires additional information with respect to our Request for Reconsideration or this supplemental letter, please contact the undersigned at (206) 359-8447.

Very truly yours,



J. Sue Morgan

JSM:lml
Enclosures

cc: John Chevedden, Via Email and Overnight Courier
Mark R. Pacioni, The Boeing Company

Exhibit A

#1

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, December 27, 2005 1:22 PM
To: Pannell, Arthur (Perkins Coie)
Subject: Re: Boeing 14a-8 Supplemental Letter to No-Action Request (R.Chevedden/J. Chevedden Proposal)

Mr. Pannell,
Please overnight (with no signature required) the pdf letter since the qualify of the pdf varies from page to page.
Thank you.
John Chevedden

#2

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Sunday, January 01, 2006 11:49 AM
To: CFLETTERS@SEC.GOV
Cc: Pacioni, Mark R
Subject: #2 Re The Boeing Company (BA) No-Action Request - Ray T. Chevedden

#2 Re The Boeing Company (BA) No-Action Request - Ray T. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

January 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
#2 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

In response to the December 19, 2005 Shareholder Position on Company No-Action Request the company sent a December 27, 2005 letter.

Thus it is respectfully requested that there be a second opportunity to submit information from the shareholder perceptive. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Please advise if the staff is about to make its determination and has not yet received the second opportunity to submit information from the shareholder perceptive and this response will be expedited.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>

#3

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 18, 2006 10:23 AM
To: CFLETTERS@SEC.GOV
Cc: Pacioni, Mark R
Subject: #3 Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

#3 Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

January 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This adds to the December 19, 2005 an initial response to The Boeing Company no action request. The company also sent a December 27, 2005 supplement.

The "Resolved" text of the proposal states:
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.

"According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it could be required to take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board promptly terminated their poison pill because our board could turnaround and readopt their poison pill after terminating it."

The company does not address this text:
"According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable," which was not used in any of the previous cases the company cites.

In other words how does a policy, that has such a loophole, implement a proposal that requires no such loophole.

The vague company "Policy" is unworkable and unenforceable as anything other than a blank-check. The company does not define or give examples of the vague text in its "policy": The company policy allows the policy to be contradicted ("which may dictate otherwise") by the vague "depending on the circumstances." There are no examples or categories of vague "circumstances" given.

The vague company policy does not even particularly state that a pill, adopted with no shareholder vote, must be in the best interests of most shareholders. The company policy even allows the company to hold a costly special election on the one-year anniversary of a new pill even if such a vote on a pill could easily be combined with a regularly scheduled annual meeting.

According to the policy text a pill with no vote can be triggered by a marginal vote of a bare "majority of the independent members of the Board."
This could mean a 4-to-3 vote with 3 abstentions.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=
1555

The company does not claim that The Corporate Library conclusion, that JPMorgan had not implemented a poison pill policy commensurate with the rule
14a-8 proposal, was brought to the attention of the Staff before the Staff made its determination in any similar no action request.

The 2006 proposal, in contrast to the 2005 proposal on this topic, states:
"If practicable the substance of this proposal should be included in our charter or bylaws."
The company does not claim that its company policies are equally as durable as its charter or bylaws.

Potentially related to this is that the Staff in January 2006 rejected Hewlett-Packard's argument that its majority voting policy "substantially implemented" a shareholder proposal seeking to establish a majority vote standard for the election of directors. The proposal was submitted by the United Brotherhood of Carpenters Pension Fund, who requested that the company's board of directors "initiate the appropriate process" to amend Hewlett-Packard's governance documents to provide that director nominees be elected by the affirmative vote of the majority of votes cast.

Under Hewlett-Packard's majority voting policy, a director who received a greater number of votes withheld from his or her election than votes "for"
such election was required to tender his or her resignation to Hewlett-Packard's Nominating and Corporate Governance Committee. The SEC Staff rejected the Hewlett-Packard argument that this policy compared favorably with the proposal.

One interpretation of this no-action letter is that a company henceforth would have to adopt a bylaw amendment or obtain shareholder approval of a charter amendment in order to substantially implement a majority vote shareholder proposal under Rule 14a-8(i)(10). A policy statement would not be sufficient.

The Boeing Company has not addressed whether its policy statements compare favorably in durability to its charter and bylaws.

On a number of the company purported precedents the company fails to make clear that the issue here is not whether this proposal duplicates another rule 14a-8 proposal topic submitted for the 2006 annual meeting.

It is therefore respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>

#4

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Saturday, January 28, 2006 12:30 AM
To: CFLETTERS@SEC.GOV
Cc: Pacioni, Mark R
Subject: #4 Re The Boeing Company (BA) No-Action Request - Ray T. Chevedden

#4 Re The Boeing Company (BA) No-Action Request - Ray T. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

January 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Boeing Company (BA)
#4 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

A precedent similar to this proposal did not receive Staff concurrence in regard to rule 14a-8(i)(10) - Electronic Data Systems (January 26, 2006).

The proposal to EDS stated:
"3 - Redeem or Vote Poison Pill
"RESOLVED, Shareholders request our Board of Directors to redeem any future or current poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable. If practicable the substance of this proposal should be included in our charter or bylaws.

"According to this proposal there would be no loophole to allow a claimed circumstance or a claimed duty to override the scheduling of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable it accordingly could take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once [illegible] terminating it."

Additionally a 2005 precedent similar to this proposal did not receive Staff concurrence regarding rule 14a-8(i)(10) - PG&E Corporation

(January 21, 2005) and its reconsideration in PG&E Corporation (March 25, 2005).

The proposal to PG&E stated:
"Resolved: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw."

And the company responded:
"On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy)."

Thus the PG&E failure to receive concurrence in a similar precedent was reinforced by the Staff reconsideration.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>

#5

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, March 09, 2006 3:12 PM
To: CFLETTERS@SEC.GOV
Cc: Pacioni, Mark R
Subject: #5 Re The Boeing Company (BA) No-Action Request - Ray T. Chevedden

#5 Re The Boeing Company (BA) No-Action Request - Ray T. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

March 9, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

cc:
Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

The Boeing Company (BA)
#5 Shareholder Position on Company No-Action Request The Boeing Company (February 3, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

It is respectfully requested that the Division not make a determination on the belated company March 8, 2006 request for reconsideration until the shareholder party has an opportunity for a full response.

The belated March 2, 2006 request for reconsideration is particularly untimely since the company had since The Boeing Company (February 3, 2006) to request reconsideration.

Additionally the company request for reconsideration may not be properly submitted. It may not include the complete documentation from both sides since the company initially submitted its no action request. This letter is the 5th shareholder letter in response to the initial December 15, 2005 company no action request.

It is respectfully requested that the Division not make a determination on this belated company request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, March 10, 2006 12:38 PM
To: CFLETTERS
Cc: Pacioni, Mark R
Subject: #7 Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

#7 Re The Boeing Company (BA) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 10, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

cc:
Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

The Boeing Company (BA)
#7 Shareholder Position on Company No-Action Request The Boeing Company (February 3, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

I believe the company is presenting a tainted request for reconsideration to the Acting Director, Division of Corporation Finance given that the company appears to have already agreed to publish this proposal:
"Yes--the proposal regarding the Shareholder Rights Plan will be included in Boeing's definitive proxy statement and will be numbered as the last shareholder proposal."
Source: Mark R. Pacioni, Assistant Corporate Secretary & Counsel, March 8,
2006

The context of this message follows:

From: "Pacioni, Mark R" <Mark.R.Pacioni@boeing.com>
Date: Wed, 8 Mar 2006 13:17:59 -0600
To: "J" <olmsted7p@earthlink.net>, "Johnson, James C" <james.c.johnson@boeing.com>
Subject: RE: Boeing (BA) definitive proxy

Yes--the proposal regarding the Shareholder Rights Plan will be included in Boeing's definitive proxy statement and will be numbered as the last shareholder proposal.

Mark R. Pacioni
Assistant Corporate Secretary & Counsel
The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596
Tel: 312.544.2821
Fax: 312.544.2829

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, March 08, 2006 12:15 PM
To: Johnson, James C; Pacioni, Mark R
Subject: Boeing (BA) definitive proxy

Mr. Johnson,
The poison pill proposal #13 will be published in the final proxy although with a different number, correct?
John Chevedden

The belated March 2, 2006 request for reconsideration is particularly untimely since the company had since The Boeing Company (February 3, 2006) to request reconsideration.

Additionally the company request for reconsideration may not be properly submitted. It may not include the complete documentation from both sides since the company initially submitted its no action request. This letter is the 7th shareholder letter in response to the initial December 15, 2005 company no action request.

It is respectfully requested that the Division not make a determination on this belated company request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>